Free Writing Prospectus dated July 21, 2021

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated July 21, 2021

Registration No. 333-229990

TRACON PHARMACEUTICALS ANNOUNCES $10 MILLION BOUGHT DEAL OFFERING OF COMMON STOCK

San Diego, CA – July 21, 2021 – TRACON Pharmaceuticals (NASDAQ: TCON) (“TRACON” or the “Company”), a clinical stage biopharmaceutical company focused on the development and commercialization of novel targeted cancer therapeutics, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co. under which the underwriter has agreed to purchase on a firm commitment basis 2,617,802 shares of the Company’s common stock at a public offering price of $3.82 per share, less underwriting discounts and commissions.  In addition, the Company has granted the underwriter a 30-day option to purchase up to an additional 392,670 shares of common stock at the public offering price, less underwriting discounts and commissions. The offering is expected to close on or about July 26, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The gross proceeds of the offering are expected to be approximately $10 million, prior to deducting underwriting discounts, commissions and estimated offering expenses and excluding the exercise of the underwriter’s option to purchase additional shares. The Company intends to use the net proceeds from this offering to support the continued clinical development of envafolimab, as well as for working capital and general corporate purposes.

The shares of common stock are being offered pursuant to an effective registration statement on Form S-3 (File No. 333-229990) that was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 1, 2019, as amended, and declared effective on October 8, 2019. The shares of common stock are offered only by means of a prospectus. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering, and the final prospectus supplement and accompanying prospectus relating to the offering, when filed, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, by email at placements@hcwco.com or by phone at (646) 975-6996.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TRACON

TRACON develops targeted therapies for cancer utilizing a capital efficient, CRO independent, product development platform. The Company’s clinical-stage pipeline includes: Envafolimab, a PD-L1 single-domain antibody given by rapid subcutaneous injection that is being studied in the pivotal ENVASARC trial for sarcoma; TRC102, a Phase 2 small molecule drug candidate for the treatment of lung cancer; and TJ004309, a CD73 antibody in Phase 1 development for the treatment of advanced solid tumors. TRACON is actively seeking additional corporate partnerships whereby it leads U.S. regulatory and clinical development, shares in the cost and risk of clinical development, and leads U.S. commercialization.  In these partnerships TRACON believes it can serve as a solution for companies without clinical and commercial capabilities in the United States.

Forward-Looking Statements

Statements made in this press release regarding matters that are not historical facts are “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward‐looking statements. Such statements include, but are not limited to, statements regarding TRACON’s expectations with respect to the completion of the public offering and the use of proceeds therefrom. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Words such as "plans," "will," "may," "expects," "potential" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon TRACON’s current expectations and involve assumptions that may never materialize or may prove to be incorrect. Actual events or results may differ materially from TRACON’s expectations. Factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, risks and uncertainties associated with market and other conditions and the satisfaction of customary closing conditions related to the offering, and those factors disclosed in TRACON’s filings with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021. All forward‐looking statements contained in this press release speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. TRACON undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Company Contact:	Investor Contact:
Mark Wiggins	Brian Ritchie
Chief Business Officer	LifeSci Advisors LLC
(858) 251-3492	(212) 915-2578
mwiggins@traconpharma.com	britchie@lifesciadvisors.com